

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Vadims Furss
Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Amber Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 17, 2015**
> **File No. 333-199478**

Dear Mr. Furss:

We have the following comment after reviewing your letter dated July 17, 2015 and the above-referenced registration statement.

Changes In and Disagreements With Accountants…, page 25

1. On June 16, 2015, Harris & Gillespie CPA's, PLLC resigned as your independent accountant and you retained Gillespie & Associates, PLLC as a replacement. Please revise to disclose the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Ensure that the Exhibit 16 letter provided by your former accountant is filed as an exhibit with your next amendment.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Frederick C. Bauman, Esq.
Bauman & Associates Law Firm